SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

PetroQuest Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716748108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,913,700(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

4,913,700(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,913,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,913,700(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

4,913,700(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,913,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

187,400(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

187,400(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

187,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

187,400(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

187,400(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

187,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,101,100(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

5,101,100(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,101,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 4,913,700 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 187,400 of such shares.

(2)	Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 7 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,300(1)
	8	SHARED VOTING POWER

5,101,100(2)
	9	SOLE DISPOSITIVE POWER

9,300(1)
	10	SHARED DISPOSITIVE POWER

5,101,100(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,110,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the John H. Scully Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 8 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

44,600(1)
	8	SHARED VOTING POWER

5,101,100(2)
	9	SOLE DISPOSITIVE POWER

44,600(1)
	10	SHARED DISPOSITIVE POWER

5,101,100(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,145,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 9 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

William J. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

600(1)
	8	SHARED VOTING POWER

5,113,000(2)
	9	SOLE DISPOSITIVE POWER

600(1)
	10	SHARED DISPOSITIVE POWER

5,113,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,113,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the William J. Patterson Individual Retirement Account, which is self directed.
(2)
Of these shares, 5,101,100 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp. and 11,900 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of The Elizabeth R. & William J. Patterson Foundation.

Page 10 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

500(1)
	8	SHARED VOTING POWER

5,101,100(2)
	9	SOLE DISPOSITIVE POWER

500(1)
	10	SHARED DISPOSITIVE POWER

5,101,100(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,101,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 11 of 23 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

The Elizabeth R. & William J. Patterson Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,900(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

11,900(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

**0.1%
14	TYPE OF REPORTING PERSON

CO

(1)	Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.
**	Denotes less than.

Page 12 of 23 pages

ITEM 1.	Security and Issuer.

           This statement relates to the shares of Common Stock, par value $0.001 per share (the “Shares”), of PetroQuest Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 400 E. Kaliste Saloom Road, Suite 6000, Lafayette, Louisiana 70508.

ITEM 2.	Identity and Background.

(a)           The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), Edward H. McDermott (“EHM”) and The Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”).  SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP, EHM and Patterson Foundation are sometimes hereinafter referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) - (c)

SPO

SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

SPO ADVISORY PARTNERS

SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO.  The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

SFP

SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

Page 13 of 23 pages

SF ADVISORY PARTNERS

SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP.  The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

SPO ADVISORY CORP.

SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.  The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO, WJP and EHM, the four controlling persons of SPO Advisory Corp., is set forth below.

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation.  The principal business of SPO Partners & Co. is operating as an investment firm.  The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  JHS is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

WEO

WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  His present principal occupation is serving as a managing director of SPO Partners & Co.  The principal business of SPO Partners & Co. is operating as an investment firm.  The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  WEO is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

WJP

WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  His present principal occupation is serving as a managing director of SPO Partners & Co.  The principal business of SPO Partners & Co. is operating as an investment firm.  The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  WJP is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.  His present principal occupation is serving as a managing director of SPO Partners & Co.  The principal business of SPO Partners & Co. is operating as an investment firm.  The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill

Page 14 of 23 pages

Valley, California 94941.  EHM is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

PATTERSON FOUNDATION

Patterson Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. WJP and his wife, Elizabeth R. Patterson, are the controlling persons, directors and executive officers of Patterson Foundation. The principal business address of Patterson Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WJP, is set forth herein. Ms. Patterson’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Patterson’s present principal occupation is homemaker.

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$28,410,385
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$1,083,500
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds (1)	$53,760
WEO	Not Applicable and Personal Funds (1)	$257,830
WJP	Not Applicable and Personal Funds (1)	$3,459
EHM	Not Applicable and Personal Funds (1)	$2,895
Patterson Foundation	Contributions from Shareholders	$68,795
_______________
(1)         As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

Page 15 of 23 pages

ITEM 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 63,153,298 total outstanding shares of Common Stock as of March 19, 2010, as reported on the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2010.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,913,700 Shares, which constitutes approximately 7.8% of the outstanding Shares.

SPO ADVISORY PARTNERS

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,913,700 Shares, which constitutes approximately 7.8% of the outstanding Shares.

Page 16 of 23 pages

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 187,400 Shares, which constitutes approximately 0.3% of the outstanding Shares.

SF ADVISORY PARTNERS

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 187,400 Shares, which constitutes approximately 0.3% of the outstanding Shares.

SPO ADVISORY CORP.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,101,100 Shares in the aggregate, which constitutes approximately 8.1% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,110,400 Shares in the aggregate, which constitutes approximately 8.1% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,145,700 Shares in the aggregate, which constitutes approximately 8.1% of the outstanding Shares.

WJP

Individually, and because of his position as a control person of SPO Advisory Corp. and The Elizabeth R. & William J. Patterson Foundation, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,113,600 Shares in the aggregate, which constitutes approximately 8.1% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,101,600 Shares in the aggregate, which constitutes approximately 8.1% of the outstanding Shares.

PATTERSON FOUNDATION

The aggregate number of Shares that Patterson Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

Page 17 of 23 pages

(b)           SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,913,700 Shares.

SPO ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,913,700 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 187,400 Shares.

SF ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 187,400 Shares.

SPO ADVISORY CORP.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,101,100 Shares in the aggregate.

JHS

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 5,101,100 Shares held by SPO and SFP in the aggregate.  In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,300 Shares held in JHS’s Individual Retirement Account, which is self directed.

WEO

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 5,101,100 Shares held by SPO and SFP in the aggregate.  In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 44,600 Shares held in WEO’s Individual Retirement Account, which is self directed.

WJP

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of

Page 18 of 23 pages

5,101,100 Shares held by SPO and SFP in the aggregate.  WJP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 11,900 Shares held by the Patterson Foundation.  In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 600 Shares held in WJP’s Individual Retirement Account, which is self directed.

EHM

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 5,101,100 Shares held by SPO and SFP in the aggregate.  In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 Shares held in EHM’s Individual Retirement Account, which is self directed.

PATTERSON FOUNDATION

Acting through its two controlling persons, directors and executive officers, Patterson Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,900 Shares.

(c)           Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney

Page 19 of 23 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
EDWARD H. MCDERMOTT (1)
THE ELIZABETH R. & WILLIAM J. PATTERSON FOUNDATION(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

Page 20 of 23 pages

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average(1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	04/07/10	Buy	CS	332,700	5.56(2)	Open Market/Broker
San Francisco Partners, L.P.	04/07/10	Buy	CS	12,700	5.56(2)	Open Market/Broker
John H. Scully IRA	04/07/10	Buy	CS	600	5.56(2)	Open Market/Broker
William E. Oberndorf IRA	04/07/10	Buy	CS	3,100	5.56(2)	Open Market/Broker
William J. Patterson IRA	04/07/10	Buy	CS	100	5.56(2)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/07/10	Buy	CS	800	5.56(2)	Open Market/Broker
SPO Partners II, L.P.	04/08/10	Buy	CS	285,200	5.56(3)	Open Market/Broker
San Francisco Partners, L.P.	04/08/10	Buy	CS	10,900	5.56(3)	Open Market/Broker
John H. Scully IRA	04/08/10	Buy	CS	600	5.56(3)	Open Market/Broker
William E. Oberndorf IRA	04/08/10	Buy	CS	2,600	5.56(3)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/08/10	Buy	CS	700	5.56(3)	Open Market/Broker
SPO Partners II, L.P.	04/09/10	Buy	CS	332,800	5.69(4)	Open Market/Broker
San Francisco Partners, L.P.	04/09/10	Buy	CS	12,700	5.69(4)	Open Market/Broker
John H. Scully IRA	04/09/10	Buy	CS	600	5.69(4)	Open Market/Broker
William E. Oberndorf IRA	04/09/10	Buy	CS	3,000	5.69(4)	Open Market/Broker
Edward H. McDermott IRA	04/09/10	Buy	CS	100	5.69(4)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/09/10	Buy	CS	800	5.69(4)	Open Market/Broker
SPO Partners II, L.P.	04/12/10	Buy	CS	237,700	5.78(5)	Open Market/Broker
San Francisco Partners, L.P.	04/12/10	Buy	CS	9,000	5.78(5)	Open Market/Broker
John H. Scully IRA	04/12/10	Buy	CS	400	5.78(5)	Open Market/Broker
William E. Oberndorf IRA	04/12/10	Buy	CS	2,200	5.78(5)	Open Market/Broker
William J. Patterson IRA	04/12/10	Buy	CS	100	5.78(5)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/12/10	Buy	CS	600	5.78(5)	Open Market/Broker
SPO Partners II, L.P.	04/13/10	Buy	CS	215,200	5.76(6)	Open Market/Broker
San Francisco Partners, L.P.	04/13/10	Buy	CS	8,200	5.76(6)	Open Market/Broker
John H. Scully IRA	04/13/10	Buy	CS	400	5.76(6)	Open Market/Broker
William E. Oberndorf IRA	04/13/10	Buy	CS	2,000	5.76(6)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/13/10	Buy	CS	500	5.76(6)	Open Market/Broker

_______________
(1)
The prices listed below represent the average prices at which the amount of shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).

(2)	The range of prices for these purchases was $5.52-$5.60.
(3)	The range of prices for these purchases was $5.44-$5.71.
(4)	The range of prices for these purchases was $5.64-$5.73.
(5)	The range of prices for these purchases was $5.71-$5.80.
(6)	The range of prices for these purchases was $5.72-$5.78.

Page 21 of 23 pages

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average(1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	04/14/10	Buy	CS	118,800	5.82(7)	Open Market/Broker
San Francisco Partners, L.P.	04/14/10	Buy	CS	4,500	5.82(7)	Open Market/Broker
John H. Scully IRA	04/14/10	Buy	CS	300	5.82(7)	Open Market/Broker
William E. Oberndorf IRA	04/14/10	Buy	CS	1,000	5.82(7)	Open Market/Broker
Edward H. McDermott IRA	04/14/10	Buy	CS	100	5.82(7)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/14/10	Buy	CS	300	5.82(7)	Open Market/Broker
SPO Partners II, L.P.	04/15/10	Buy	CS	285,300	5.87(8)	Open Market/Broker
San Francisco Partners, L.P.	04/15/10	Buy	CS	10,900	5.87(8)	Open Market/Broker
John H. Scully IRA	04/15/10	Buy	CS	500	5.87(8)	Open Market/Broker
William E. Oberndorf IRA	04/15/10	Buy	CS	2,600	5.87(8)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/15/10	Buy	CS	700	5.87(8)	Open Market/Broker
SPO Partners II, L.P.	04/16/10	Buy	CS	6,100	5.78(9)	Open Market/Broker
San Francisco Partners, L.P.	04/16/10	Buy	CS	200	5.78(9)	Open Market/Broker
William E. Oberndorf IRA	04/16/10	Buy	CS	100	5.78(9)	Open Market/Broker
SPO Partners II, L.P.	04/16/10	Buy	CS	475,400	5.80(10)	Open Market/Broker
San Francisco Partners, L.P.	04/16/10	Buy	CS	18,200	5.80(10)	Open Market/Broker
John H. Scully IRA	04/16/10	Buy	CS	900	5.80(10)	Open Market/Broker
William E. Oberndorf IRA	04/16/10	Buy	CS	4,300	5.80(10)	Open Market/Broker
William J. Patterson IRA	04/16/10	Buy	CS	100	5.80(10)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/16/10	Buy	CS	1,100	5.80(10)	Open Market/Broker
SPO Partners II, L.P.	04/19/10	Buy	CS	669,700	5.63(11)	Open Market/Broker
San Francisco Partners, L.P.	04/19/10	Buy	CS	25,600	5.63(11)	Open Market/Broker
John H. Scully IRA	04/19/10	Buy	CS	1,300	5.63(11)	Open Market/Broker
William E. Oberndorf IRA	04/19/10	Buy	CS	6,100	5.63(11)	Open Market/Broker
William J. Patterson IRA	04/19/10	Buy	CS	100	5.63(11)	Open Market/Broker
Edward H. McDermott IRA	04/19/10	Buy	CS	100	5.63(11)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/19/10	Buy	CS	1,700	5.63(11)	Open Market/Broker
SPO Partners II, L.P.	04/20/10	Buy	CS	177,500	5.88(12)	Open Market/Broker
San Francisco Partners, L.P.	04/20/10	Buy	CS	6,800	5.88(12)	Open Market/Broker
John H. Scully IRA	04/20/10	Buy	CS	300	5.88(12)	Open Market/Broker
William E. Oberndorf IRA	04/20/10	Buy	CS	1,600	5.88(12)	Open Market/Broker

_______________
(7)	The range of prices for these purchases was $5.79-$5.83.
(8)	The range of prices for these purchases was $5.77-$5.92.
(9)	The range of prices for these purchases was $5.73-$5.90.
(10)	The range of prices for these purchases was $5.73-$5.90.
(11)	The range of prices for these purchases was $5.55-$5.74.
(12)	The range of prices for these purchases was $5.80-$5.91.

Page 22 of 23 pages

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average(1) Price Per Share $	Where/How Transaction Effected
The Elizabeth R. and William J. Patterson Foundation	04/20/10	Buy	CS	400	5.88(12)	Open Market/Broker
SPO Partners II, L.P.	04/21/10	Buy	CS	141,600	5.84(13)	Open Market/Broker
San Francisco Partners, L.P.	04/21/10	Buy	CS	5,400	5.84(13)	Open Market/Broker
John H. Scully IRA	04/21/10	Buy	CS	300	5.84(13)	Open Market/Broker
William E. Oberndorf IRA	04/21/10	Buy	CS	1,300	5.84(13)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/21/10	Buy	CS	300	5.84(13)	Open Market/Broker
SPO Partners II, L.P.	04/22/10	Buy	CS	100,400	5.87(14)	Open Market/Broker
San Francisco Partners, L.P.	04/22/10	Buy	CS	3,800	5.87(14)	Open Market/Broker
John H. Scully IRA	04/22/10	Buy	CS	200	5.87(14)	Open Market/Broker
William E. Oberndorf IRA	04/22/10	Buy	CS	900	5.87(14)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/22/10	Buy	CS	200	5.87(14)	Open Market/Broker
SPO Partners II, L.P.	04/23/10	Buy	CS	14,100	5.90(15)	Open Market/Broker
San Francisco Partners, L.P.	04/23/10	Buy	CS	500	5.90(15)	Open Market/Broker
William E. Oberndorf IRA	04/23/10	Buy	CS	100	5.90(15)	Open Market/Broker
SPO Partners II, L.P.	04/27/10	Buy	CS	760,600	5.92(16)	Open Market/Broker
San Francisco Partners, L.P.	04/27/10	Buy	CS	29,000	5.92(16)	Open Market/Broker
John H. Scully IRA	04/27/10	Buy	CS	1,400	5.92(16)	Open Market/Broker
William E. Oberndorf IRA	04/27/10	Buy	CS	6,900	5.92(16)	Open Market/Broker
William J. Patterson IRA	04/27/10	Buy	CS	100	5.92(16)	Open Market/Broker
Edward H. McDermott IRA	04/27/10	Buy	CS	100	5.92(16)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/27/10	Buy	CS	1,900	5.92(16)	Open Market/Broker
SPO Partners II, L.P.	04/28/10	Buy	CS	570,400	5.89(17)	Open Market/Broker
San Francisco Partners, L.P.	04/28/10	Buy	CS	21,800	5.89(17)	Open Market/Broker
John H. Scully IRA	04/28/10	Buy	CS	1,100	5.89(17)	Open Market/Broker
William E. Oberndorf IRA	04/28/10	Buy	CS	5,100	5.89(17)	Open Market/Broker
William J. Patterson IRA	04/28/10	Buy	CS	100	5.89(17)	Open Market/Broker
Edward H. McDermott IRA	04/28/10	Buy	CS	100	5.89(17)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/28/10	Buy	CS	1,400	5.89(17)	Open Market/Broker
SPO Partners II, L.P.	04/29/10	Buy	CS	190,200	5.92(18)	Open Market/Broker
San Francisco Partners, L.P.	04/29/10	Buy	CS	7,200	5.92(18)	Open Market/Broker
John H. Scully IRA	04/29/10	Buy	CS	400	5.92(18)	Open Market/Broker
William E. Oberndorf IRA	04/29/10	Buy	CS	1,700	5.92(18)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	04/29/10	Buy	CS	500	5.92(18)	Open Market/Broker

_______________
(13)	The range of prices for these purchases was $5.76-$5.89.
(14)	The range of prices for these purchases was $5.78-$5.92.
(15)	The range of prices for these purchases was $5.87-$5.92.
(16)	The range of prices for these purchases was $5.80-$5.95.
(17)	The range of prices for these purchases was $5.80-$5.96
(18)	The range of prices for these purchases was $5.85-$5.96

Page 23 of 23 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1 (k)
B	Power of Attorney